Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the year ended December 31, 2013 compared to the year ended December 31, 2012. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to February 19, 2014 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2013 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at year ending December 31, 2013.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico, as well as the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In addition, during the third quarter of 2013, the Company acquired the Esperanza Gold Project in Mexico, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing)

The Mulatos mine is located within the 30,536 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.25 million ounces of gold to the end of 2013. Based on December 31, 2012 proven and probable mineral reserves of 68.8 million tonnes grading 1.07 grams of gold per tonne of ore (“g/t Au”) for 2.4 million contained ounces of gold, the Mulatos mine has a remaining life of approximately eight years at current production levels. In 2014, the Mulatos mine will transition from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico – development stage)

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corporation (“Esperanza”) and its wholly-owned Esperanza Gold Project in Morelos State, Mexico. The Esperanza Gold Project is advanced-stage, with measured and indicated mineral resources of 50.3 million tonnes grading 0.91 g/t Au and 9.9 g/t Ag for approximately 1.5 million ounces of gold and 16 million ounces of silver.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a conservative gold price assumption of $1,150 per ounce, the September 2011 PEA base case scenario indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Ağı Dağı and Kirazlı (Turkey – advanced development stage)

In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Ağı Dağı. In June 2012, the Company released an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2012 total 126.3 million tonnes grading 0.60 g/t Au and 4.86 g/t silver (“Ag”) for approximately 2.4 million ounces of gold and 19.7 million ounces of silver. Inferred mineral resources total 25.6 million tonnes grading 0.46 g/t Au and 4.02 g/t Ag, for 0.4 million contained ounces of gold and 3.3 million contained ounces of silver.

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an inferred mineral resource of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

Fourth Quarter and Full Year 2013 Highlights

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Ounces produced	39,000	67,800	190,000	200,000
Ounces sold	42,198	62,516	198,198	197,516

Operating Revenues (000)	$53,831	$106,946	$282,187	$329,372
Earnings before income taxes (000)	$6,627	$51,943	$79,504	$166,925
Earnings (loss) (000)	($5,274)	$37,906	$38,792	$117,956
Earnings (loss) per share (basic)	($0.04)	$0.31	$0.30	$0.98

Cash flow from operating activities before changes in non-cash working capital (000)	$12,737	$53,523	$113,279	$178,534
Cash flow from operating activities (000)	$15,086	$69,145	$86,627	$183,424

Cash and short-term investments (000) (2)			$417,455	$353,710

Realized gold price per ounce	$1,276	$1,711	$1,424	$1,668
Average London PM Fix gold price per ounce	$1,276	$1,722	$1,411	$1,669

Total cash cost per ounce (1)	$624	$460	$496	$438
All-in sustaining cost per ounce (1)	$921	$684	$772	$681
All-in cost per ounce (1)	$1,215	$841	$967	$873

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at December 31, 2013 and December 31, 2012.

Fourth Quarter 2013

Financial Performance

•	Sold 42,198 ounces of gold for quarterly revenues of $53.8 million

•	Generated cash from operating activities before changes in non-cash working capital of $12.7 million ($0.10 per share); after changes in non-cash working capital of $15.1 million ($0.12 per share)

•	Recognized a quarterly loss of $5.3 million ($0.04 per share). Earnings in the fourth quarter were impacted by a one-time, non-cash deferred tax charge of $9.8 million ($0.08 per share) resulting from the recent tax reform in Mexico and a $1.5 million ($0.01 per share) charge relating to severance payments to be incurred as a result of the transition to contract mining

•	Cash and cash equivalents and short-term investments were $417.5 million at December 31, 2013

Operational Performance

•	Produced 39,000 ounces of gold at a cash operating cost of $566 per ounce of gold sold (total cash costs including royalties were $624 per ounce of gold sold)

•	Achieved quarterly average crusher throughput of 17,900 tonnes per day (“tpd”), above budget for the fifth consecutive quarter

•	Continued to realize a net positive ounce reconciliation of 13% comparing mined blocks from the global Mulatos Pit to the block model

•	Commenced development of the Escondida Deep underground deposit and completed the haul road to the El Victor and San Carlos deposits

Full Year 2013

Financial Performance:

•	Sold a record 198,198 ounces of gold at an average realized price of $1,424 per ounce for revenues of $282.2 million

•	Realized earnings of $38.8 million ($0.30 per share) compared to earnings of $118.0 million ($0.98 per share) in 2012

•	Generated cash from operating activities before changes in non-cash working capital of $113.3 million ($0.89 per basic share) compared to $178.5 million ($1.49 per basic share) in 2012

•	Realized proceeds of $111.1 million on the disposition of the Company’s investment in the common shares of Aurizon Mines Limited (“Aurizon”)

•	Completed the acquisition of Esperanza for net cash consideration of $44.7 million and the issuance of 7.2 million share purchase warrants (“warrants”) with a five-year term and an exercise price of CAD$29.48

•	Completed the acquisition of Orsa for cash consideration of $3.4 million

•	Announced a normal course issuer bid (“NCIB”) and repurchased 211,300 common shares for cancellation

•	Paid a total of $25.5 million in dividends to shareholders ($0.20 per basic share). The Company has paid a total of $71.5 million in dividends to shareholders over the past four years

Operational Performance:

•	Produced 190,000 ounces of gold at total cash costs (including the 5% royalty) of $496 per ounce of gold sold, below the Company’s full year guidance range of $500 to $520 per ounce

•	Achieved record average crusher throughput of 17,900 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd

•	Reported a net positive ounce reconciliation of 8% comparing mined blocks from the global Mulatos Pit to the block model

(All amounts are expressed in United States dollars, unless otherwise stated)

Subsequent to year-end:

•	Released 2014 production guidance of 150,000 to 170,000 ounces at total cash costs of $700 to $740 per ounce and all-in sustaining costs of $960 to $1,000 per ounce

•	Repurchased and cancelled 351,500 common shares under the Company’s NCIB for a total purchase price of $3.3 million

Results of Operations

Gold production of 190,000 ounces in 2013 decreased 5% compared to 200,000 ounces in 2012. In the table below, The table below outlines key production indicators for each quarter of 2013 and for the full year 2012.

Production summary	Q1 2013	Q2 2013	Q3 2013	Q4 2013	YTD 2013	YTD 2012
Ounces produced (1)	55,000	53,000	43,000	39,000	190,000	200,000

Crushed ore stacked on leach pad (tonnes) (2)	1,568,400	1,552,000	1,610,000	1,598,600	6,329,000	5,646,000
Grade (g/t Au)	1.25	1.10	0.99	0.96	1.07	1.19

Contained ounces stacked	63,100	54,800	51,300	49,300	218,500	216,000

Crushed ore milled (tonnes)	45,600	46,000	46,900	50,800	189,300	176,500
Grade (g/t Au)	6.59	10.94	6.73	3.46	6.84	12.49

Contained ounces milled	9,600	16,200	10,100	5,700	41,600	70,900

Ratio of total ounces produced to contained ounces stacked and milled	76%	75%	70%	71%	73%	70%

Total ore mined (tonnes)	1,509,000	1,900,000	1,777,000	1,843,000	7,029,000	5,786,000
Waste mined (tonnes)	702,000	907,000	992,000	784,000	3,385,000	3,360,000

Total mined (tonnes)	2,211,000	2,807,000	2,769,000	2,627,000	10,414,000	9,146,000

Waste-to-ore ratio	0.46	0.48	0.56	0.46	0.48	0.58

Ore crushed per day (tonnes) – combined	17,900	17,600	18,000	17,900	17,900	16,000

(1)	Reported gold production for Q4 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

In the fourth quarter of 2013, the Mulatos mine produced 39,000 ounces of gold, bringing full year production to 190,000 ounces, the midpoint of the Company’s guidance. Production in the fourth quarter was lower than previous quarters as a result of lower than anticipated grades milled from the high grade Escondida deposit.

Total crusher throughput in the fourth quarter of 2013 averaged near record levels of 17,900 tpd, above the annual budgeted rate of 17,500 tpd for the fifth consecutive quarter. For 2013, crusher throughput averaged 17,900 tpd, up 12% from 16,000 tpd in 2012. During the fourth quarter of 2013, mill throughput exceeded budgeted levels at 550 tpd. In 2014, the Company intends to increase mill throughput to an average of 700 tpd.

The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2013 was 0.96 grams per tonne of gold (“g/t Au”). For the full year 2013, the grade of crushed ore stacked on the leach pad was 1.07 g/t Au, above the 2013 budgeted grade of 0.98 g/t Au. The grade of the Escondida high-grade zone mined and milled in the fourth quarter of 2013 was 3.46 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. For the 2013 year, the grade mined and milled from the Escondida high-grade zone was approximately 6.84 g/t Au.

The reconciliation of mined blocks to the block model for the global Mulatos Pit, including Escondida, for the quarter was +21%, -6% and +13% for tonnes, grade and ounces respectively and for the year ended December 31, 2013 was +15%, -6% and +8% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +4%, +5%, +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

The ratio of ounces produced to contained ounces stacked or milled (“recovery ratio”) in the fourth quarter was 71% and averaged 73% for 2013, an improvement from 70% achieved in 2012.

Operating Costs

The following table compares costs per tonne for each quarter of 2013 and the full 2013 and 2012 years:

Costs per tonne summary(1)	Q1 2013	Q2 2013	Q3 2013	Q4 2013	YTD 2013	YTD 2012
Mining cost per tonne of material (ore and waste)	$2.74	$2.30	$2.24	$2.27	$2.37	$2.77
Waste-to-ore ratio	0.46	0.48	0.56	0.46	0.48	0.58
Mining cost per tonne of ore	$4.01	$3.40	$3.49	$3.23	$3.51	$4.38
Crushing/conveying cost per tonne of ore	$2.20	$2.54	$2.15	$2.34	$2.30	$2.32
Processing cost per tonne of ore	$4.02	$4.53	$4.80	$4.83	$4.55	$3.77
Mine administration cost per tonne of ore	$2.05	$2.39	$2.42	$2.44	$2.33	$1.92

Total cost per tonne of ore	$12.28	$12.86	$12.86	$12.84	$12.69	$12.39

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in 2013 of $12.69 increased 2% compared to 2012, as higher processing and administrative costs were partially offset by lower mining costs per tonne.

Mining cost per tonne of material was $2.37 in 2013, 14% lower than $2.77 in 2012, as a result of higher throughput which had the effect of lowering fixed costs, including salaries, on a per tonne basis. The mining cost per tonne of ore was $3.51 in 2013, 20% lower than $4.38 per tonne in 2012, mainly attributable to a lower waste-to-ore ratio.

Crushing and conveying cost per tonne of ore was $2.30 in 2013, in line with 2012. Higher diesel costs were offset by higher throughput in 2013.

Processing costs per tonne of ore in 2013 were $4.55 compared to $3.77 in 2012, a 21% increase. Higher processing costs in 2013 relative to the same period of 2012 were the result of higher input costs, including cyanide, lime and diesel, as well as lower silver by-product credits in 2013.

(All amounts are expressed in United States dollars, unless otherwise stated)

Mine administration costs per tonne of ore in 2013 increased 21% relative to 2012, as a result of payroll, legal, and other administrative cost increases.

Cash operating costs of $426 per ounce of gold sold in 2013 was in line with the Company’s full year guidance, and 20% higher than $355 per ounce reported in 2012. This increase is primarily attributable to lower grades mined and milled in 2013 compared to 2012.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	2013	2012
Total cost per tonne of ore	$12.69	$12.39
Ore stacked/milled (tonnes)	6,518,300	5,823,000

Total cost	$82,717,000	$72,147,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($1,446,000)	($941,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	$3,250,000	($1,038,000)

Mining and processing costs allocated to ounces sold	$84,521,000	$70,168,000
Ounces sold	198,198	197,516

Cash operating cost per ounce sold	$426	$355

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In 2013, the number of ounces in leach pad inventory declined, as the number of ounces produced exceeded the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, decreased to $13.0 million at December 31, 2013 from $14.8 million at December 31, 2012, reflecting higher costs per ounce in inventory offset by a lower number of total ounces in inventory.

Acquisitions in 2013

Esperanza

On August 30, 2013, the Company completed the acquisition of Esperanza, which owns 100% of the Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico.

The Company paid net cash of $44.7 million and issued 7.2 million share purchase warrants in consideration for Esperanza. The share purchase warrants were recorded at fair value on acquisition, with fair value determined by the Black-Scholes option pricing methodology. In addition, a third party has a 3% royalty on production from the Esperanza gold project. The total acquisition cost was $88.1 million, which includes transaction costs of $0.7 million.

The Esperanza Gold Project has the potential to increase production in Mexico by over 50%, with relatively low cash costs, low technical risk, and low capital expenditure requirements. The Company is working towards revision and resubmission of an environmental impact assessment (“EIA”) report which was prepared and submitted by the previous operators of the project, and preparation of a feasibility study to further support development of the project. The revised EIA will include additional baseline data obtained through confirmatory and condemnation drilling planned for 2014.

Orsa

On September 13, 2013, the Company completed the acquisition of Orsa for $3.5 million. Orsa owns the right to earn a 100% interest in the Quartz Mountain Property (“Quartz Mountain”) in Oregon and other assets in Oregon and Nevada.

Through the acquisition, the Company now has the exclusive option to earn a 100% interest in Quartz Mountain and the undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property (“Angel’s Camp”) pursuant to an option agreement with Seabridge Gold Inc (“Seabridge”). Both properties are located in Lake County, southern Oregon on the northern extension of the Basin Range Province of Nevada. Both properties are subject to underlying royalties.

In accordance with the terms of the option agreement with Seabridge, the Company made a payment of CAD$2 million to Seabridge on October 23, 2013 and is required to pay an additional CAD$3 million on completion of a compliant feasibility study and a positive production decision. A final payment of CAD$15 million or a 2% net smelter return royalty is payable on successful permitting and bonding of the project.

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended December 31, 2013 is presented below:

YTD 2013 ($000)
Sustaining Capital – Mexico
Construction	1,000
Vehicles	419
Mobile equipment	1,324
Component changes	6,897
Interlift liners	2,217
Camp improvements	1,902
Other	5,359

19,118

Development – Mexico
Escondida/El Salto development	4,358
Capitalized exploration	6,223
Escondida Deep development	1,714
Victor / San Carlos development	5,557
Other development capital	2,250
Mulatos relocation	371

20,473

Development – Turkey
Development and capitalized exploration	17,591
Equipment	176

17,767

Development – Other
Quartz Mountain option payment	1,962

Head office – Toronto
IT infrastructure and furniture	412

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$59,732

Sustaining Capital – Mexico

Sustaining capital spending in Mexico in 2013 included operating and expansion capital of $19.1 million, consisting of $6.9 million for component changes on mobile equipment, $2.2 million for interlift liners, $1.3 million for mobile equipment, $1.9 million for improvements to the camp at Mulatos, and $5.4 million invested in other smaller capital projects.

In 2014, the Company expects sustaining capital to decrease to approximately $13.2 million, as the Company transitions to contract mining. The Company made the decision to transition to contract mining effective the start of 2014 and was successful in negotiating unit mining rates competitive with those it incurred as owner / operator of Mulatos. The Company has a strong operating relationship with the selected mining contractor, having been on site since 2010.

Development – Mexico

Development activities at Mulatos were focused on underground development of the Escondida Deep area, in order to access high grade ore to provide gravity mill feed. In addition, following receipt of the environmental permits in the third quarter of 2013, the Company completed the haul road to the El Victor and San Carlos deposits during the fourth quarter.

Development spending at Mulatos for 2014 is budgeted to include $18.3 million at San Carlos comprised of $9.0 million in underground development, $5.8 million to complete the pre-strip of the open pit portion of the San Carlos deposit, and $3.5 million for construction of the bridge across the San Carlos river. In addition, approximately $3.1 million will be invested to complete underground development of Escondida Deep. Based on the reserve and resource update calculated as at December 31, 2012, the Escondida Deep deposit contains approximately 45,000 tonnes grading 8.08 g/t Au for 11,700 ounces of mineral reserves, which are expected to be mined at the conclusion of mining the Escondida high grade zone.

Development – Turkey

The Ağı Dağı and Kirazlı gold projects are located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In August 2013, the Company received an EIA Positive Decision Certificate for Kirazlı from the Ministry of the Environment and Urbanization (the “Ministry”). The EIA for Ağı Dağı has been submitted and is currently under review. In January 2014, the Canakkale Administrative Court in Turkey (the “Court”) issued an injunction order to the Ministry regarding its approval of the EIA for the Company’s Kirazlı project, on the basis that it failed to assess the “cumulative impacts” of the Kirazlı project in conjunction with other potential mining projects in the region. Given that there had not previously been any requirement to include such an assessment in such an EIA report, the Ministry is formally challenging the Court’s decision to temporarily revoke the EIA on this basis. A hearing on the merits of the claim which formed the basis for the injunction is expected to take place within 6 months. In the interim, the Company will amend its EIA for the Kirazlı project to account for the cumulative impact of potential surrounding projects in the event that a revised EIA is required. The Court’s basis for the injunction does not relate to concerns with any technical aspect of the Kirazlı project.

With the Company already awaiting forestry and operating permits and given the recent political developments in Turkey, including criminal corruption investigations implicating several Government officials, as well as local and federal elections upcoming during the year, the Company does not expect the injunction to significantly alter the development timeline for the Kirazli project.

(All amounts are expressed in United States dollars, unless otherwise stated)

In 2013, total development expenditures in Turkey were $18.1 million, of which $17.8 million was capitalized. Spending in 2013 was focused primarily on engineering, permitting and community relations activities.

The Company has budgeted spending of $4.8 million in Turkey in 2014 associated with permitting, community and government relations and general administration costs only. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. The full development budget for Kirazlı and Ağı Dağı will be re-initiated once all required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study, with the exception that the recent devaluation of the Turkish Lira would result in significant capital and operating savings that would improve the overall project economics.

Exploration Summary

Total exploration expenditures in 2013 were $16.1 million. At Mulatos, total exploration spending was $12.1 million. This included $4.9 million of drilling costs at San Carlos and infill drilling at Mulatos, which were capitalized and $7.2 million of drilling costs at East Estrella, El Realito and Puerto del Aire (“PdA”), and administration costs, which were expensed. Total exploration spending in Turkey was $3.0 million, of which $2.7 million was capitalized. Further, $1.0 million of spending at the Esperanza gold project was capitalized as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Exploration – Mulatos

Exploration expenditures in Mexico in 2013 totalled $12.1 million and were focused on directional drilling at the San Carlos northeast extension ($2.3 million), infill and step-out drilling at East Estrella ($1.4 million) and El Realito ($2.1 million). The Company expects to report updated mineral reserves and resources in March 2014 that reflect the exploration work conducted in 2013.

In 2014, a minimum of 56,100 metres (“m”) of reverse-circulation (“RC”), directional drilling, core, and underground core drilling is planned at Mulatos in 2014, focusing on the following targets:

•	San Carlos Northeast extension – 16,100 m

•	East Estrella – 5,000 m

•	El Realito – 5,000 m

•	Mulatos Mine area (open pit) – 15,000 m

•	Mulatos Mine area (underground) – 15,000 m

Exploration – Turkey

Exploration expenditures in Turkey totalled $3.0 million in 2013 and were focused primarily on infill and step-out drilling at the Çamyurt deposit.

Exploration - Esperanza

Exploration expenditures were $1.0 million at the Esperanza Gold Project in 2013 and were capitalized as development costs. Exploration activities in 2014 will be focused on required work for resubmission of the Environmental Impact Assessment for the project, which includes 7,000 m of confirmatory and condemnation drilling around the Esperanza deposit.

Exploration – Quartz Mountain Property

The Company’s spending in 2013 on the Quartz Mountain Property was minimal given that the focus to-date has been on finalizing exploration permits for the 2014 drill program. Exploration activities will be largely focused on infill, confirmatory drilling of the existing mineral resource in addition to a small regional reconnaissance program on the relatively unexplored land package around the Quartz Mountain deposit and adjacent properties.

In 2014, the Company plans to complete a minimum of 16,000 m of drilling with a focus on infill and expansion drilling.

Financial Highlights

A summary of the Company’s financial results for the years ended December 31, 2013, 2012 and 2011 is presented below:

	Q4 2013			Q4 2012		2013		2012		2011
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)		$12,730			$53,523		$113,279		$178,534		$107,226
Changes in non-cash working capital		$2,357			$15,622		($26,652)		$4,890		($692)
Cash provided by operating activities (000)		$15,087			$69,145		$86,627		$183,424		$106,534
Earnings before income taxes (000)		$6,627			$51,943		$79,504		$166,925		$105,935
Earnings (loss) (000)		($5,274)			$37,906		$38,792		$117,956		$60,081
Earnings (loss) per share - basic - diluted	($ ($	0.04 0.04	) )	$ $	0.31 0.31	$ $	0.30 0.30	$ $	0.98 0.98	$ $	0.51 0.51
Comprehensive income (000)		($6,078)			$38,812		$38,763		$117,972		$60,333
Weighted average number of common shares outstanding
- basic		127,709,000			120,796,000		127,340,000		119,861,000		117,375,000
- diluted		127,757,000			121,746,000		127,480,000		120,904,000		118,669,000
Assets (000) (3)							$898,028		$753,856		$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2013, December 31, 2012, and December 31, 2011.

The Company continued to generate strong operating margins in 2013 despite a substantial decrease in the gold price, as low cash costs contributed to the Company generating $15.1 million ($0.12 per share) cash provided by operating activities in the fourth quarter of 2013. Cash from operating activities decreased 76% relative to the same period of 2012 as a result of lower gold sales.

Earnings before income taxes in the fourth quarter of 2013 were $6.6 million or $0.05 per basic share, compared to $51.9 million or $0.43 per basic share in the fourth quarter of 2012. On an after-tax basis, the Company recorded a loss in the fourth quarter of 2013 of $5.3 million or $0.04 per basic share compared to earnings of $37.9 million in the same period of 2012 as a result of a lower gold sales and a one-time deferred tax charge of $9.8 million associated with the recent tax reform in Mexico, effective January 1, 2014, and a $1.5 million charge relating to severance payments to be incurred as a result of the transition to contract mining. On a year-to-date basis, cash flows from operations and earnings decreased substantially in 2013 relative to 2012 as a result of a significant decline in the gold price throughout the year.

(All amounts are expressed in United States dollars, unless otherwise stated)

Gold Sales

Details of gold sales are presented below:

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Gold sales (ounces)	42,198	62,516	198,198	197,516
Operating revenues (000)	$53,832	$106,946	$282,187	$329,372
Realized gold price per ounce	$1,276	$1,711	$1,424	$1,668
Average gold price for period (London PM Fix)	$1,276	$1,722	$1,411	$1,669

Operating revenues in the fourth quarter of 2013 of $53.8 million decreased 50% compared to $106.9 million in the fourth quarter of 2012 as a result of a 33% decrease in the number of ounces of gold sold and a 25% decline in the realized gold price per ounce. On a year-to-date basis, operating revenues decreased 14% as a direct result of the lower gold price in 2013 compared to 2012.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For 2013, the Company achieved a realized gold price per ounce of $1,424, $13 above the average London PM Fix gold price for the year of $1,411. As at December 31, 2013, the Company did not have any derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,320 per ounce on February 19, 2014. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $600 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	YTD 2013	YTD 2012	Change %
Gold production (ounces) (1)	190,000	200,000	(5%)
Gold sales (ounces)	198,198	197,516	0%

Cash operating costs (000)(2)	$84,521	$70,168	20%
- Per ounce sold	$426	$355	20%

Royalties (000)(3)	$13,829	$16,411	(16%)
Total cash costs (000)(2)	$98,350	$86,579	14%
- Per ounce sold	$496	$438	13%

Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$54,567	$50,678	8%
All-in sustaining cost (000)(4)	$152,917	$137,257	11%
- Per ounce sold	$772	$695	11%

- Realized gold price per ounce	$1,424	$1,668	(15%)
- Operating cash margin per ounce (5)	$928	$1,230	(25%)

(3)	Reported gold production is subject to final refinery settlement.
(4)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(6)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(7)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs in 2013 were $496 per ounce of gold sold, below the Company’s full year guidance range of $500 to $520 per ounce. Total cash costs per ounce in 2013 were 20% higher than in the same period last year due to lower grades mined and milled in 2013, as well as higher input costs.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company adopted the reporting of “All-in sustaining costs” or “AISC” in the first quarter of 2013 and began reporting “All-in costs” or “AIC” in the third quarter.

(All amounts are expressed in United States dollars, unless otherwise stated)

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within All-in sustaining costs.

All-in sustaining costs include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $772 per ounce of gold sold in 2013, below the Company’s annual guidance of $785 to $825. All-in sustaining cost per ounce increased 11% in 2013 relative to 2012 due to higher cash operating costs and higher corporate and administrative costs in Toronto and Mexico.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2013, the royalty was paid or accrued on approximately 1.2 million ounces of applicable gold production. Royalty expense in 2013 of $13.8 million decreased 16% from royalty expense of $16.4 million in 2012 due to lower gold prices.

Amortization

Amortization was $285 per ounce of gold sold in 2013, 11% higher than $257 per ounce in the same period of 2012. Amortization per ounce is higher in 2013 as a result of higher per ounce amortization costs related to production from the Escondida high-grade zone.

Exploration

The Company’s accounting policy for exploration costs is that exploration expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in 2013 was $16.1 million, of which $8.5 million was capitalized and $7.6 million was expensed. Exploration expenditures at San Carlos, Esperanza and Çamyurt were capitalized while exploration costs at East Estrella, El Realito, Puerto del Aire and administration costs were expensed.

Corporate and Administrative

Corporate and administrative expenses of $21.9 million in 2013 were 54% higher than $14.2 million incurred in 2012. Higher corporate and administrative costs were primarily the result of increased costs incurred as part of the unsolicited offer made for Aurizon in the first quarter of 2013, as well as higher salary costs related to new employees in the Toronto head office.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $3.2 million in 2013 compared to $7.6 million in the comparable period of 2012. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Share-based compensation expense in 2013 is comprised of a $3.5 million expense related to the Company’s stock option plan, and an offsetting $0.3 million credit related to the Company’s liability for outstanding SARs, RSUs and DSUs. The Company’s outstanding SARs liability decreased from $3.8 million at December 31, 2012 to $2.4 million at December 31, 2013 as a result of the decrease in the Company’s share price over this period, offset by the expense associated with new grants during the year.

Finance Income

Finance income in 2013 was $3.1 million, consistent with the amount in 2012. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current year was $0.9 million compared to $0.5 million in 2012.

Foreign Exchange Loss

The Company recognized a $8.3 million foreign exchange loss in 2013, compared to a nominal foreign exchange gain in 2012. Throughout 2013, the Company’s key operating currencies (the Mexican peso (“MXN”) and Turkish Lira (“TL”) and Canadian dollar (“CAD”)) weakened relative to the USD resulting in a foreign exchange loss in 2013.

Significant foreign exchange movements in 2013 included a $5.3 million foreign exchange loss on the Company’s Canadian dollar-denominated net assets, which included a $4.3 million realized loss on revaluation of the Company’s investment in Aurizon, a $1.9 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $1.1 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

In December 2013, the Mexican President approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increases the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related

(All amounts are expressed in United States dollars, unless otherwise stated)

to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes.

In addition, the MITL eliminated the Single Rate Tax Law that was enacted by the Mexican government on September 28, 2007. The Single Rate Tax was payable each year to the extent that it exceeded income tax otherwise payable pursuant to the pre-existing Mexican income tax laws. For the years ended December 31, 2013 and 2012, the application of the Single Rate Tax did not impact the Company’s tax expense.

The Company implemented several tax planning strategies prior to January 1, 2014 to mitigate the impact of the MITL. In addition, the transition to contract mining will shift sustaining capital spending required to maintain an owner operated mining fleet into operating expenses, lowering the amount of tax payable under the new 7.5% Special Mining Tax calculated based on earnings before interest, taxes, depreciation and amortization.

Tax expense in 2013 was $40.7 million compared to $49.0 million in 2012. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2013 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26.5% in 2013. The effective tax rate for 2013 (calculated as a percentage of earnings before income tax) was 51%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In 2013, the effective tax rate was impacted by a $9.8 million, non-cash deferred tax charge related to the Mexican tax reform described above. Removing the impact of this one-time charge would reduce the effective tax rate to 39%, as non-deductible expenses in Canada and Turkey increase the efffective tax rate above the Mexican statutory rate.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In 2013, the Company recorded a net $0.7 million non-cash deferred tax expense to recognize the impact of foreign exchange movements. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Gold production (ounces)	40,500	48,200	43,500	67,800	55,000	53,000	43,000	39,000

Gold sales (ounces)	41,745	50,000	43,255	62,516	53,000	55,000	48,000	42,198

Operating revenues ($000)	70,256	80,889	71,281	106,946	86,272	78,273	63,811	53,832

Earnings from operations ($000)	37,047	40,447	33,306	53,016	41,717	29,195	14,704	9,033
Earnings (loss) ($000)	29,470	24,684	25,895	37,906	25,989	8,828	9,249	(5,274)
Earnings (loss) ($ per share) basic/diluted	0.25/ 0.24	0.21/ 0.20	0.22/ 0.21	$0.31	0.21/ 0.20	0.07	0.07	($0.04)

Operating revenues generally trended higher in 2012, but have trended lower over the past four quarters as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2013 and 2012. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At December 31, 2013, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at December 31, 2013, the Company had outstanding contracts to deliver $5.0 million CAD in exchange for a fixed amount of USD at future dates up to March of 2014, with CAD:USD rates of 1.06:1. The mark-to-market gain associated with these contracts as at December 31, 2013 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The weakening of the CAD in 2013, resulted in a loss of $5.3 million which included a $4.3 million realized loss on the sale of the Company’s Aurizon investment.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities

(All amounts are expressed in United States dollars, unless otherwise stated)

denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the year ended December 31, 2013, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a foreign exchange loss of approximately $1.8 million.

At December 31, 2013 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $1.1 million foreign exchange loss due to the weakening of the TL compared to the USD during the year.

Liquidity and Capital Resources

At December 31, 2013, the Company had $417.5 million in cash and cash equivalents and short-term investments compared to $353.7 million at December 31, 2012. The increase in total cash and cash equivalents and short-term investments of $63.8 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey and acquisitions during the year.

Significant cash inflows in 2013 included $86.6 million cash provided by operating activities, and $111.1 million cash proceeds with respect to its disposition of its Aurizon investment in the second quarter of 2013. Significant cash outflows in 2013 included $48.1 million for the acquisitions of Esperanza and Orsa, $59.7 million of capital and exploration expenditures in Mexico and Turkey, and $25.5 million in dividends paid. The Company’s working capital surplus increased to $452.8 million at December 31, 2013 from $377.7 million at December 31, 2012.

The Company has significant budgeted exploration, development and capital expenditures in both Mexico and Turkey in 2014. Total operating and development capital spending in Mexico is expected to total $54.8 million in 2014, primarily focused on development of the San Carlos and El Victor areas. In addition, the Company plans to spend approximately $11.3 million at the Esperanza Gold Project, and $4.8 million in Turkey, excluding the full development budget for Kirazli and Agi Dagi. Total exploration spending for 2014 is budgeted at approximately $19.0 million. Total spending in 2014 as outlined above is expected to be financed from cash flows generated from the Mulatos Mine, without reducing the Company`s cash and short-term investment balances of over $400 million.

The Company paid $25.5 million in dividends during 2013, and has paid in excess of $71.5 million in dividends over the past four years. The Company continually evaluates capital allocation decisions, with the objective of maximizing risk-adjusted returns. The Company initiated a NCIB in 2013 under which the Company may repurchase for cancellation up to 10% of its issued and outstanding common shares, limited to a daily maximum repurchase of 94,061 common shares. In total, as of February 19, 2014, the Company has repurchased 563,100 common shares at a total purchase price of $5.8 million under the NCIB.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and operating effectively as at December 31, 2013.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at December 31, 2013 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments

The following table summarizes the Company’s contractual obligations at December 31, 2013:

Payments due by period ($000)

Contractual Obligations	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Operating lease	496	238	258	—	—
Accounts payable and accrued liabilities	23,487	23,487	—	—	—
Decommissioning liability	38,014	—	—	—	38,014
Property acquisition obligations	179	179	—	—	—
Contract mining	210,000	42,000	95,000	65,000	8,000
Quartz Mountain option payments	16,200	—	2,700	13,500	—

	$288,376	$65,904	$97,958	$78,500	$46,014

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.5 to $3 million per quarter for 2014.

(All amounts are expressed in United States dollars, unless otherwise stated)

In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A de C.V (“GDI”), expiring in December 2020, pursuant to which GDI will perform essentially all of the open-pit mining operations at Mulatos, at a cost of approximately $210 million over the term of the contract, based on current pricing. The contract includes a cost escalation formula every six months based on standard indices.

As a result of the acquisition of Orsa, the Company inherited an option agreement with Seabridge whereby the Company can acquire a 100% interest in the Quartz Mountain Property through additional option payments of CAD$3 million on completion of a feasibility study on the project and an additional CAD$15 million (or 2% NSR) on final permitting and bonding of the project.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui and Cerro Pelon development properties are ongoing. Negotiation efforts are currently focused on resolving differences in value expectations between the Company and various counterparties.

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of $1 million based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2013. The probability and timing of this additional payment is currently unknown to the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

February 19, 2014
Common shares
- Common shares outstanding	127,357,488

Stock options
- Average exercise price CAD $14.83; approximately 73% exercisable	4,704,200

Warrants
- Exercise price CAD $29.48	7,167,866

Total	139,229,554

Outlook

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2014 at total cash costs of between $700 and $740 per ounce of gold sold, assuming a $1,250 gold price.

The lower gold production planned for 2014 relative to 2013 is primarily attributable to the lower budgeted grade for the mill feed of 5.3 g/t Au in 2014 due to the transition to Escondida Deep and San Carlos in 2014, as well as a lower budgeted grade stacked on the leach pad of 0.85 g/t Au compared to 1.07 g/t Au in 2013. The Company expects to transition to underground mining at Escondida Deep in the second quarter and then to San Carlos in the second half of 2014. With the transition to San Carlos, the Company expects to increase mill throughput rates to an average of 700 tpd in 2014 to help offset the decrease in grade. Underground throughput rates at San Carlos are expected to gradually ramp up to the expanded mill capacity through the second half of the year.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. Both deposits are higher grade than Mulatos and could add annualized production of between 60,000 and 70,000 ounces. The Company continues the legal process to obtain the necessary surface rights to these areas, which is expected to be resolved within 6 months. In the interim, the Company is continuing negotiations with the land owners in an attempt to resolve differences in value expectations prior to the expropriation decision. It is expected that permitting and construction will take 18 months to complete after securing the necessary land access rights.

The 2014 Mulatos capital budget is $43.5 million. Sustaining capital spending is forecast to be approximately $13.2 million in 2014, a reduction from 2013 spend. Development spending of $30.3 million in 2014 will be focused on development of the San Carlos and Escondida Deep areas, in order to access high-grade ore to provide additional gravity mill feed.

The Company’s mineral reserve and resource update is expected to be released at the end of the first quarter of 2014. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida and San Carlos high-grade deposits.

Gold production from the first of the Company’s Turkish projects, Kirazlı, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments and political changes have added to the lack of clarity with respect to the expected timing for receipt of these permits. Accordingly, the Company has implemented a cost reduction program in Turkey pending further progress on the current permitting challenges.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company has grown its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million (which includes $2.8 million of exploration spending) will be focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources.

The Company continues to strengthen its financial position, generating free cash flow from Mulatos in 2013 and ending the year with over $417 million in cash and cash equivalents and no

(All amounts are expressed in United States dollars, unless otherwise stated)

debt. The Company`s development capital and exploration spending in 2014 is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive opportunities and to deliver on its longer term growth objectives.

Accounting Policies in effect January 1, 2013

(i) IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues covered in SIC-12 Consolidation – Special Purpose Entities (“SPEs”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. The consolidation procedures are carried forward substantially unmodified from IAS 27. The application of IFRS 10 and IAS 27 did not impact the Company’s accounting for its interests in subsidiaries.

(ii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, IFRS 12 had no significant impact on the Company’s disclosures.

(iii) IFRS 13 Fair Value Measurement replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not materially impacted the fair value measurements of the Company. Additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

(iv) Amendments to IAS 1 Presentation of Financial Statements require that an entity present separately the items of Other Comprehensive Income (“OCI”) that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments affect presentation only and have no impact on the Company’s financial position or performance.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

Critical Accounting Estimates

The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax positions and recovery of deferred tax assets.

i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii) Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally

(All amounts are expressed in United States dollars, unless otherwise stated)

extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii) Units-of-production (“UOP”) amortization:

Estimated recoverable proven and probable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable proven and probable reserves over the life of mine.

iv) Inventory:

The Company accounts for its in-process precious metals and ore in stockpiles inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v) Share based payments:

The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

vi) Decommissioning liabilities:

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii) Provisions:

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

viii) Recovery of deferred tax assets:

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance.

(i) Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and

(All amounts are expressed in United States dollars, unless otherwise stated)

may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

(ii) Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the current rate of production, revenue will change by approximately $0.2 million with each $1 change in the price of gold.

(iii) Currency

The Company is subject to currency risks. Each of the Company’s subsidiaries have a United States dollar functional currency, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. In addition, the Company has exploration and development activities ongoing in Turkey where the majority of its expenditures and obligations are in Turkish lira or Euros. The Company’s head office is in Canada where it maintains cash accounts in United States and Canadian dollars. As a result, the Company has monetary assets and liabilities and expenditures in United States dollars, Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in the relative value of the Canadian dollar would impact corporate and administrative costs by approximately $0.1 million annually; a 1% change in the relative value of the Mexican peso would impact operating costs by approximately $0.5 million annually. A significant strengthening in the value of the Turkish lira compared to the United States dollar could adversely impact the economics associated with the Company’s development-stage assets in Turkey.

(iv) Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

(v) Competitive

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations and business.

(vi) Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company recently acquired development-stage assets in Turkey and is subject to risks associated with conducting exploration activities and planning mine development activities in Turkey, including risks with respect to staffing, financing, obtaining the required goods and services, permitting, community relations and environmental risks.

The Company strives to maintain good relations with the local communities in which it operates by providing employment opportunities and social services. The Company has entered into surface agreements with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. In addition, local residents could attempt to physically impede access to the mine or mining operations. Such actions could result in significant downtime and associated costs or suspension of operations and loss of production. With the assistance of experienced legal advisors and input and assistance from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there is no certainty that this will be the case.

(All amounts are expressed in United States dollars, unless otherwise stated)

In 2010, the Mulatos Ejido initiated a legal action with the Unitary Agrarian Court to nullify the 2008 land purchase agreement with the Company’s wholly-owned subsidiary. In June 2013, the Agarian Unitary Court issued a judgement in favour of the Company’s wholly-owned subsidiary, dismissing all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. An appeal of this decision was filed by the Mulatos Ejido in August 2013 with the Federal Courts, but the appeal was also dismissed by the Court, which once again found in favour of the Company’s wholly-owned subsidiary, confirming and upholding the validity of the 2008 land purchase agreement.

The acquisition of the right to exploit mineral properties is a complex process. Although the Company has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra group of concessions, there is no certainty that the claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

Effective January 1, 2014, Mexico enacted new tax laws which provide an additional layer of complexity and uncertainty in evaluating the financial benefit to be derived from current and future operations of the Company in Mexico.

(vii) Environmental

The operations of the Company are subject to environmental regulations which may change from time to time. In Mexico, the Company’s activities related to its Salamandra Concessions are subject to regulation by SEMARNAT, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

(viii) Legal

The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning, among other things, worker health and safety, employment standards, environmental protection, bribery and corruption, taxes, mine development, mine operation, mine closure and reclamation.

The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is challenged legally that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner.

Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays. Substantially all of the Company’s assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company’s assets located outside of Canada.

In order to maintain mining concessions in good standing under the new Turkish mining law introduced in 2010, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant Turkish permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

The potential implications of further political volatility in Mexico or Turkey cannot be accurately predicted. The mineral interests of the Company and the ultimate ability to generate cash flow and profits from operations may be affected by political or economic stability. Associated risks include, but are not limited to: terrorism, corruption, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in regulations or political attitudes are beyond the control of the Company and may materially adversely affect its business, financial condition and results of operations. A broadly focused criminal corruption investigation implicating a number of Turkish Government officials that first came to light in December of 2013, along with the ensuing upheaval within the regulatory framework in Turkey, have increased the Company’s uncertainty regarding the development timeline for its Turkish projects.

The Company was informed in late January, 2014, that the Canakkale Administrative Court in Turkey (the “Court”) had issued an injunction order to the Turkish Ministry of Environment and Urbanization (the “Ministry”) regarding the Environmental Impact Assessment (the “EIA”) report approval granted in relation to the Company’s Kirazli gold project in Turkey (the “Kirazli

(All amounts are expressed in United States dollars, unless otherwise stated)

Approval”). The Court granted the injunction in response to legal petitions by certain claimants in Turkey seeking annulment of the Ministry’s recent approval of the EIA. The injunction order of the Court names the Ministry as the respondent and does not name Alamos Gold or its Turkish subsidiaries. The injunction results in suspension of the activities contemplated in the EIA. The Court’s decision followed its December 2013 injunction ruling with respect to the EIA approval previously granted for the Company’s pilot project at Kirazli (the “Pilot Project Approval”). In issuing the injunction on the Pilot Project Approval in December, the Court referenced the “lack of consideration of cumulative impacts”. The Court has not yet provided any information on how it believes cumulative impacts of all potential future mining projects can be assessed in a rational or meaningful way. The Court has now determined that its temporary revocation of the Pilot Project Approval constitutes a basis for an injunction order on the Kirazli Approval. The Ministry is challenging the injunction ruling. The Company has been formally granted legal standing as an intervenor in order to appear alongside the Ministry in contesting the injunction decision and the underlying legal claims. A hearing on the merits of the claims in respect of which the injunction ruling was issued is expected to take place within 6 months. The Company is preparing a revised EIA report for re-submission to the Ministry, including an assessment of the cumulative impacts of the proposed project along with other potential projects in the region, and expects to obtain the requisite approval from the Ministry promptly thereafter. However there is no guarantee that the Company will be able to obtain the approval as planned. If such approval is not obtained prior to applicable license deadlines on the related concessions, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.

(ix) Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on the expected 2014 rate of production and budgeted cash operating costs, a 1% change in the expected rate of recovery of gold would result in a $12 per ounce change in cash operating costs, and an approximate $2 million change in income and cash flow annually, before royalties and income taxes. A 1% change in cash cost per tonne of ore would result in a $1 per ounce change in cash cost, and approximately $0.2 change in income and cash flow annually, before royalties and tax charges.

(x) Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

(xi) Acquisitions

The Company may from time to time explore opportunities to acquire other companies or execute other strategic initiatives developed by management. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial position. The Company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the part of the Company to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The Company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations. It is also possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives will be achieved, which could adversely affect the Company’s results of operations and financial position.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended

(All amounts are expressed in United States dollars, unless otherwise stated)

December 31, 2012 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Cash flow from operating activities – IFRS (000)	$15,087	$69,145	$86,627	$183,424
Changes in non-cash working capital (000)	2,350	(15,622)	(26,652)	(4,890)

Cash flow from operating activities before changes in non-cash working capital (000)	$12,737	$53,523	$113,279	$178,534

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Inventory adjustments and period costs (000)	(2,725)	(1,968)	(1,804)	1,979

Total cost (000)	$21,178	$21,512	$82,717	$72,147
Tonnes Ore stacked / milled (000)	1,649.4	1,649.7	6,518.3	5,823.0

Total cost per tonne of ore	$12.84	$13.04	$12.69	$12.39

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Divided by: Gold ounces sold (1),(2)	42,198	62,516	198,198	197,516

Total Cash operating costs per ounce	$566	$376	$426	$355

Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Royalties – IFRS (000)	2,459	5,255	13,829	16,411

Total Cash costs (000)	$26,362	$28,735	$98,350	$86,579
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

Total Cash costs per ounce	$624	$460	$496	$438

(All amounts are expressed in United States dollars, unless otherwise stated)

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs (000)	$23,903	$23,480	$84,521	$70,168
Royalties (000)	2,459	5,255	13,829	16,411
Corporate and administration (000) (1)	4,060	4,074	19,964	12,368
Share-based compensation (000)	(740)	876	3,204	7,634
Exploration costs (000) (2)	3,849	1,900	11,379	8,444
Reclamation cost accretion (000)	214	113	902	486
Sustaining capital expenditures (000)	5,106	7,073	19,118	18,987

	$38,851	$42,771	$152,917	$134,498
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

All-in sustaining cost per ounce	$921	$684	$772	$681

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
All-in sustaining cost (above)	$38,851	$42,771	$152,917	$134,498
Add: Development and expansion capital (000)	10,782	5,792	33,025	26,645
Add: Turkey / other exploration (000)	1,030	3,334	3,758	9,565
Add: Turkey G&A (000)	590	682	1,975	1,809

	51,253	52,579	191,675	172,517
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

All-in cost per ounce	$1,215	$841	$967	$873

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense